NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 5, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 8, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Structured Asset Trust Unit Repackagings (SATURNS), BellSouth Debenture Backed Series 2001-3 Trust, announced on January 30, 2007, that a 'Trust Wind Up Event' has occurred under the terms of the Trust Agreement governing the Trust and that the Trust will liquidate its assets and terminate. Settlement of a sale of the securities held by the Trust is expected to occur and a liquidation distribution is expected to be made with respect to the Units of the Trust on or about February 7, 2007. The Trust Wind Up Event and requirement for termination of the Trust arose after BellSouth Corporation (successor by merger to BellSouth Capital Funding Corporation) withdrew from listing on the New York Stock Exchange ('NYSE') the securities held by the Trust, which had previously given rise to reporting obligations for BellSouth Corporation under the Securities Exchange Act of 1934 (the 'Exchange Act'). BellSouth Corporation subsequently terminated its reporting obligations under the Exchange Act. As a result, the Depositor of the Trust would be unable to meet its Exchange Act reporting obligations in relation to the Trust, which circumstance constitutes a Trust Wind Up Event. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 8, 2007.